JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

January 26, 2018

Russell Mancuso, Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Tom Jones

Re:

BioForce Nanosciences Holdings, Inc.

Registration Statement on Form 10 filed December 19, 2017

[File No. 000-51074]

[J&H File No. 3882.00]

Dear Mr. Mancuso:

This firm represents BioForce Nanosciences Holdings, Inc. (“BioForce” or the “Company” or the “Registrant”), which filed its Registration Statement on Form 10 on December 19, 2017.  Your office recently provided comments to the above referenced filing in your letter dated January 11, 2018 (“Comment Letter”).  At this time, we are submitting, on behalf of BioForce, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.

Accordingly, our responses to your Comment Letter are as follows:

Business, page 3

1.

The Company was previously the business of manufacturing nano-particular measurement devices and molecular printers.  Due to a lack of profitability, management decided to abandon that business on or about March, 2013.  At that time, the Company had no assets related to its previous business model. New management came into the Company in or about April, 2013 and planned to focus on a new business model in the food services sector, production or agricultural facilities within the food service sector.  That is the import of the January 3, 2017 press release.  The first paragraph under the heading “Business” has been revised to include this information.

2.

The press release dated October 18, 2017 reflected work the Company was doing in an attempt to move its business to a more successful and eventually profitable business model as discussed in paragraph 1 above. The Company’s October 18, 2017 press release did not mention any specific acquisitions.  That press release reflects the fact that the Company was looking at a number of businesses operations for possible acquisition.  Due diligence continued on these potential acquisitions and management believed at least one or more could have been acquired potential. Ultimately, however, management decided not to acquire these businesses, instead it entered into the business of producing and marketing vitamins and nutritional supplements in December, 2014.  We do not believe it would be appropriate to describe the process of the search for a new business model in the Registration Statement, because we would just be describing the methodology as to how we got to where we are. This would provide no material information about the current status of the business of the Company, which is the information that would be material to investors.

United States Securities and Exchange Commission

January 26, 2018

3.

The Company believes that its BioForce Eclipse nutritional powder is unique, because no one else offers the product under that name.  However, the term “unique product offering” has been removed as nonessential.   Management believes its proprietary products are less expensive than comparable products of its competitors, and they believe that the product has better more efficient results.  The reference to the goal of assuming that the product meets certain standards refers to the quality of the formulation and the presentation of the product.

4.

The disclosure required by Regulation SK Item 101(h)(4)(xii) regarding a description of the number of total employees and the number of full time employees has been included on page 5, just above the heading “Reports to Security Holders.”

5.

The manufacturer of BioForce Eclipse, owns the rights to the formula for the product.  The Company has an agreement with the manufacturer that gives the Company nonexclusive rights to market the product.  The Company owns the right to the product name, “BioForce Eclipse”.  A revised disclosure on page 4 clarifies this position.

6.

The FDA does not have to clear the Company’s products for sale in the United States.  However, as with any food items, the FDA does have rules regarding food available for public consumption. These rules would apply the Company’s product as well as any other type of food product.  This information is disclosed in a new paragraph 4 page 4.

7.

We have included a new paragraph on page 5 that addresses the issue of one customer, and we have included a new risk factor that discusses the one customer situation.

We cannot assure you that there will be an active trade market, page 10

8.

General vernacular refers to stock sold on the OTC Markets as stocks sold on the bulletin board.  In order to be more precise and specific, we have changed the reference on page 10 to state that the Company’s stock is traded on the OTC Markets, Inc. with a current information designation.

It may be difficult for a third party to acquire us, page 10

9.

The last bullet point of this risk factor has been eliminated.

Nine Months – September 30, 2017 and 2016 Statements, page 15

United States Securities and Exchange Commission

January 26, 2018

10.

The Company’s change in revenue and change in gross margins for the periods presented in the financial statements are due to the fact that orders for the Company’s product fluctuated.  The decrease in cost of goods sold for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 was due to a reduction in product sales. Gross Profit for the nine months ended September 30, 2017 was $-0- as compared to gross profit of $1,500 for the nine months ended September 30, 2016.   The decrease in gross profit for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 was due to a reduction in sales.

Properties, page 17

11.

The Company is primarily a sales organization; therefore, it does not need much property to operate.  It shares office space with Yes International at no cost.   Yes International is owned and operated by the Company’s Secretary and Director, Richard Kaiser.

We believe that the shell definition does not apply to BioForce, because the definition of a shell company was never intended to apply to an operating company such as BioForce, which is simply in the process of changing its business plans.  As noted previously, the Company was previously in the business of manufacturing nano-particular measurement devices and molecular printers, and the management of the Company in March, 2013 decided to abandon that business.  Subsequently, a new management came in and pursued a new and different business plan.  They are now in the process of pursuing this Company’s new business model.

We believe that the definition of the term “shell” does not apply to BioForce, because the definition of a shell company was never intended to apply to an operating company such as BioForce, which is simply a company in transition from one business plan to another business plan.  Otherwise, all companies that transition from one business to another would become shells, and that result was never intended and would be contrary to the regulatory scheme.  This is made clear in the SEC’s adopting release for Rule 144, Adopting Release No. 33-8869 footnote 172, which states “Rule 144(i)(1)(i) is not intended to capture a startup company or in other words a company with limited operating history in the definition of a reporting or non reporting shell company as we believe that such a company does not meet the condition of having no or nominal operations.”  This footnote applies to the BioForce situation as well, because it was an operating company before the change of business, and it continues to be an operating company after the change of business.

The Company has been in business continuously since the time it was formed in December, 1999.  As stated above, BioForce has operated as a sales organization and as such it is not necessary for it to carry a lot of assets, and its revenues are low, because of the fact that it is in the start-up phase of its new business.  For these reasons, we believe that BioForce does not have “no or nominal operations” in the sense described in the SEC Release No. 33-8587 or in the sense described in Rule 144(i), and therefore it is not a shell.

United States Securities and Exchange Commission

January 26, 2018

Directors and Executors Officers, page 17

12.

Mr. Ferguson and Mr. Kaiser became officers and directors on or about July 8, 2013. Mr. Ferguson had no previous relationship with the Registrant prior to joining BioForce as an officer.  Mr. Kaiser did have a prior relationship with the Registrant, in his position as owner and operator of Yes International, Inc., which provided Edgar filing services and public relations services for the Company.

Biography, page 18

13.

Mr. Ferguson’s biography refers to Predictive Technology Group and Element Global, Inc., as public companies.  They were referred to as public companies, because their stock is publicly traded.  We have revised the disclosure to reflect that the stock of these companies is publicly traded and describing the market on which the stock is traded.  Moreover, Predictive Technology Group and Element Global, Inc. are not related to BioForce, and delinquent filings of those companies have no impact on the status of BioForce’s compliance obligations, and we believe there is no risk factor associated with this issue.

14.

The biographies have been revised to provide the disclosures required by the last sentence of Regulation SK Item 401(e)(1) relating to the level of professional competence for each director.

15.

The disclosure under Item 5 Directors and Executive Officers has been revised to include the information required by Regulation SK Item 401(e)(2) regarding directorships held by the directors in the past five (5) years.  This includes the disclosure of Mr. Kaiser’s position with Bravo Multinational, Inc.

Executive Compensation, page 18

16.

The disclosure under the heading Employment Contract” has been revised to reflect the employment contract between the Company and Mr. Ferguson for the period from July 1, 2013 through June 30, 2018.  That contract will also be filed as an Exhibit to the Registration Statement pursuant to Regulation SK Item 601(b) (10).

Certain Relationships and Related Transactions, page 19

17.

The only related party transactions involve transfers of stock to the directors of the Company, and this information is disclosed under Item 6 Executive Compensation.  The reference to the issuance of common stock in the statement of cash flows on page 26 of the financial statements describes the cancellation of certain advances made by the directors of the Company in exchange for stock issued to the directors.  We don’t believe that the issuance of shares to directors is a required disclosure under Section 404 Regulation SK.

Shares Eligible for Future Sale, page 21

United States Securities and Exchange Commission

January 26, 2018

18.

At this time, the Company has 66,347,740 shares of common stock eligible for resale pursuant to Rule 144.

Signatures, page 37

19.

Registrant’s name has now been included on the signature page as required by Form 10.

Exhibits.

20.

The Supplier Agreement between the Company and Body Align, LLC, which contains the consignment terms mentioned on page 4 has been filed as an exhibit to the Registration Statement pursuant to Regulation SK Item 601(b)(10).

We trust the comments contained herein are responsive to the issues raised in the Comment Letter.  We are simultaneously filing a revised Form 10, and we are filing as correspondence a copy of this response to your Comment Letter, as well as redline copies of the Form 10, which has been marked to show changes from the original filing.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Richard Kaiser

       Merle Ferguson